(Real Value Estates, Inc. Logo)

Real Value Estates, Inc.

April 19, 2010

Securities and Exchange Commission

Washington, D.C.

The undersigned, on behalf of Real Value Estates, Inc. acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Dennis T. Kushner

Dennis T. Kushner

President